

November 7, 2013

Via E-mail
Mr. Rob Doyle
Chief Financial Officer
Pan American Silver Corp.
625 Howe Street, Suite 1500
Vancouver, BC, V6C 2T6
Canada

      Re: Pan American Silver Corp.
             Form 40-F for the Year Ended December 31, 2012
             Filed March 28, 2013
             Response dated October 31, 2013
             File No. 000-13727

Dear Mr. Doyle:

     We have reviewed your response and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to this comment, we may have additional comments.

Form 40-F for the Year Ended December 31, 2012

Exhibit 1.2 – Management's Discussion and Analysis for the Year Ended December 31, 2012

Alternative Performance (non-GAAP) Measures, page 41
Cash and Total Costs per Ounce of Silver, page 41

1.   We note from your response to our prior comment you have proposed presenting total cash operating costs net of by-product credits and total production costs net of by-product credits on a per ounce basis. Please confirm you will expand your disclosure in future filings to also include cash operating costs before by-product credits on a per ounce basis.

You may contact James Giugliano at (202) 551-3319, or Brian Bhandari at (202) 551-3390, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining